Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: January 28, 2019

Versum Materials circulated the following email and FAQ to certain of its employees on January 28, 2019.

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Employee Email

Versum Team –

I’m excited to share some important news—this morning we announced that Versum has entered into a definitive agreement to merge with Entegris, a leader in yield-enabling products and materials for semiconductor environments. The combined company will be a premier specialty materials company, well-positioned for long term growth. You can find the announcement press release on our website, and a short video discussing the benefits of the combination will be posted on Versum Central.

First and foremost, I want you all to know that we are not doing this deal because we have to – thanks to your hard work and dedication, Versum is operating from a position of strength, delivering double digit AM growth and record revenue in Delivery Systems and Services in our 2018 fiscal year. We are doing this deal because we will be stronger with Entegris. This is the right deal, at the right time, from every perspective – performance, strategy, customers, employees and investors, and I not only believe in this combination, I am a committed advocate for it.

Given the shifting semiconductor industry landscape, you have often heard me speak about “diversification” being a necessary ingredient for Versum’s successful path forward. This merger advances our goals in portfolio diversification. Our two businesses are highly complementary – our core strengths are in materials and delivery systems, while Entegris’ core strengths are microcontamination and packaging. Together, our combined company will have broader, stronger technology capabilities and a more diversified product portfolio, which both allows us to better serve our customers and provides additional platforms to drive long-term, profitable growth. Combining with Entegris will also create broader, global scale to support technology and R&D capabilities, enabling us to address our customers’ evolving needs for new materials as device architectures become more complex. Lastly, with increased financial strength, we will have the flexibility to grow both organically and inorganically.

Importantly, this transaction will create career opportunities for employees at both Versum and Entegris. Both Versum and Entegris have strong businesses, growth momentum and financial performance, with similar valuation and performance levels. Since our businesses are highly complementary, Versum employees will benefit from being part of a company with additional resources, global scale, a broader footprint and a well-balanced portfolio. Entegris is also a great cultural fit, sharing our commitment to respect, integrity, EHS, innovation and customer focus.

I will remain CEO of Versum until the transaction closes, at which time I will step down and Entegris’ CEO, Bertrand Loy, a proven leader with deep industry expertise, will assume the role of CEO of the combined company. Our Chairman, Seifi Ghasemi, will become Chairman of the Board and Michael Valente, our General Counsel, will serve as General Counsel. The combined company will be headquartered in Billerica, Massachusetts and will maintain a strong operational presence in Tempe, Arizona.

I know I speak for both myself and George when I say this is bittersweet, but absolutely the right decision to ensure the best path forward for Versum and all of its stakeholders. I want to take a moment to thank George for his hard work and dedication. Having served in various financial roles for decades at Air Products and leading our worldwide financial organization these past four years at Versum, he has been an invaluable asset to our Company.

Today’s announcement is just the first step in this process, and until the transaction closes, likely in the second half of 2019, we will continue to operate as separate companies. As such, it is business as usual at Versum, and it is essential that we remain focused on our core business as this process plays out. I know that this news can be distracting, but we must continue to run our business as we always have, with an unwavering commitment to strong execution of our defined strategy and a focus on safety.

I know you will likely have questions about this news. We’ve listed a few top frequently asked questions below, and will be hosting a Town Hall Meeting today at 5:00 PM MST to discuss the announcement further.

Thanks to all of your hard work last year we have incredible momentum and exciting innovation pipeline coming into 2019. We have a bright future ahead, and today’s news is a big step towards realizing our next chapter.

Sincerely,

Guillermo

Frequently Asked Questions

1.	Why are we merging with Entegris? Why now?

•	We are joining forces with Entegris because we believe this is in the best interests of our employees, customers and our stockholders.

•	While Versum is strong on its own, we will be even stronger with Entegris.

•	The combination will create a premier specialty materials company, well-positioned for long term growth.

•	This transaction advances our goal of portfolio diversification, which is becoming increasingly important as we look to respond to the evolving semiconductor industry and its technology needs.

•	It will create broader, global scale to support technology and R&D capabilities, enabling us to address our customers’ evolving needs for new materials as device architectures become more complex.

•	The sooner we embark of this journey together; the sooner we can capitalize on the ever- evolving changes in our industry.

•	As a larger and more competitive company, we will become highly differentiated in a crowded, competitive market.

2.	Who is Entegris?

•	Entegris is a leader in yield-enabling products and materials for semiconductor environments based in Billerica, MA.

•	Their business is highly complementary with ours – our core strengths are in materials and delivery systems, while Entegris’ core strengths are microcontamination and packaging.

•

Together, our combined company will have broader, stronger technology capabilities and a more diversified product portfolio, which both allows us to better serve our customers and provides additional platforms to drive long-term, profitable growth.

•	Entegris is also a great cultural fit, sharing our commitment to respect, integrity, EHS, innovation and customer focus.

3.	What does today’s news mean for employees?

•	Until the transaction closes, it will be business as usual at Versum.

•

Over the coming months, we will be working closely with Entegris to develop a smooth and seamless integration plan. We are committed to keeping all of our employees informed and to running a transparent integration process.

•

Once the transaction closes, given that our businesses are highly complementary, Versum employees working for the combined company will benefit from being part of a company with additional resources, global scale, a broader footprint and a well-balanced portfolio.

•	Ultimately, we believe this transaction will create career opportunities for employees at both Versum and Entegris.

4.	What will the combined company be called and who will lead it?

•	Our new company will be named Entegris and will be a true partnership.

•	Entegris CEO Bertrand Loy, a proven leader with deep industry expertise, will assume the role of CEO of the combined company.

•	Our Chairman, Seifi Ghasemi will become Chairman of the Board for the combined company.

•	Michael Valente, our General Counsel, will serve as General Counsel of the combined company.

5.	Where will the combined company be headquartered?

•	The combined company will be headquartered in Billerica, Massachusetts, and will maintain a strong operational presence in Tempe, Arizona.

6.	What needs to happen between now and close? What are the next steps?

•	We expect the transaction to close in the second half of 2019.

•	Until then, we will continue to operate as independent businesses. It is business as usual – nothing will change in your day-to-day responsibilities.

•	It is essential that we remain focused on our core business as this process plays out, deliver our financial target, execute our defined strategy and continue to prioritize safety.

7.	Where can I find more information about the merger?

•	Please feel free to visit the transaction microsite and, as always, we encourage you to visit Versum Central for any updates.

•	We will be keeping you informed throughout the closing process with periodic updates on the transaction, much like we did when we spun off.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Versum Materials’ (“Versum Materials”) and Entegris’ (“Entegris”) control. Statements in this communication regarding Versum Materials, Entegris and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Versum Materials’ and Entegris’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Versum Materials’ and Entegris’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Versum Materials’ and Entegris’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Versum Materials’ and Entegris’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Versum Materials and Entegris operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Versum Materials’ and Entegris’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Versum Materials’ and Entegris’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Versum Materials’ and Entegris’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Versum Materials and Entegris assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information and Where to Find it

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Versum Materials and Entegris. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Versum Materials and Entegris that also constitutes a prospectus of Entegris. Each of Versum Materials and Entegris also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Versum Materials and Entegris. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Versum Materials and Entegris, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at http://investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Versum Materials, Entegris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Versum Materials are set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Information about the directors and executive officers of Entegris are set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Versum Materials or Entegris using the sources indicated above.